April 8, 2025

Timothy Warbington
Chief Executive Officer
Creative Medical Technology Holdings, Inc.
211 E Osborn Road
Phoenix, AZ 85012

       Re: Creative Medical Technology Holdings, Inc.
           Registration Statement on Form S-3
           Filed April 2, 2025
           File No. 333-286346
Dear Timothy Warbington:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Zev M. Bomrind, Esq.